Yoel Kranz 212.813.8831 ykranz@goodwinprocter.com	Goodwin Procter LLP Counselors at Law The New York Times Building 620 Eighth Avenue New York, NY 10018 T: 212.813.8800 F: 212.355.3333

June 17, 2014

BY EDGAR AND EMAIl TRANSMISSION

Mr. Nicholas P. Panos Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Empire State Realty Trust, Inc.
Empire State Realty OP, L.P.
Schedule TO-I filed May 28, 2014
File No. 5-88105

Dear Mr. Panos:

This letter is submitted on behalf of Empire State Realty OP, L.P. (the “Partnership”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 11, 2014 (the “Comment Letter”) with respect to the Partnership’s Schedule TO-I (File No. 005-88105) filed with the Commission on May 28, 2014 (the “Schedule TO”). The Partnership is concurrently filing Amendment No. 1 to the Schedule TO-I (“Amendment No. 1”), which reflects changes in response to the Staff’s comments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. All terms used but not defined in our responses below have the meanings ascribed to them in the Schedule TO.

1.	The cover page of above-captioned Schedule TO identifies Empire State Realty Trust, Inc. as an Offeror within the meaning of Instruction K.1. of this disclosure schedule. Notwithstanding this identification, please advise us of the basis upon which Empire State Realty Trust concluded that it should be identified as an Offeror because it was either making the issuer tender offer or such offer was being made on its behalf. Given that Empire State Realty Trust does not appear to have been the issuer of any series of securities that is the subject of the offer, and is not a wholly-owned subsidiary of Empire State Realty OP, L.P., please be advised that to the extent Empire State Realty Trust continues as an Offeror, its participation in the tender offer may be subject to Section 14(d) and corresponding Regulation 14D in light of the unavailability of the exception in Section

14(d)(8)(B). Refer to Note 34 within Exchange Act Release No. 14234 (December 8, 1977)(interpreting the term “issuer” as used in the context of Section 14(d)(8)(B)).

Response to Comment No. 1

In response to the Staff’s comment, Amendment No. 1 now omits references to Empire State Realty Trust, Inc. (the “Parent REIT”) as an Offeror. The Exchange Offer is being conducted solely by and on behalf of the Partnership, as issuer of both the subject securities and the securities offered in exchange for the subject securities. The Parent REIT’s participation is limited to its capacity as the general partner of the Partnership.

2.	We noticed that four series of securities are being sought in this tender offer, and that all four series are being treated as part of a single class of equity securities for purposes of proration under Rule 13e-4(f)(3). Please briefly explain to us the legal basis upon which the Offerors concluded that all four series could be considered part of a single class. In addition, please confirm for us that the issuer of the subject series of securities, Empire State Realty OP, L.P., has not made any statements in its registration statement(s), organizational documents or periodic filings that contradict this conclusion through public disclosure that indicates any one or less than four of such series constitutes a single class of securities.

Response to Comment No. 2

Although “class” is not defined specifically in the context of Rule 13e-4(f)(3), it is defined for other purposes under the Exchange Act. Section 12(g)(5) of the Exchange Act provides that, for purposes of Section 12(g) of the Exchange Act, the term “class” includes “all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.” Similarly, in Release No. 34-18114 (in the context of Section 16(a) of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”)) and in Release No. 33-6862 (in the context of Rule 144A under the Securities Act of 1933, as amended), the Commission stated that the test to determine whether securities are of the same class would be the same test as under Section 12(g)(5) of the Exchange Act and would be interpreted in the same manner. In Thompson, Hine & Flory (available March 29, 1991), the Commission also noted that, for purposes of Rule 16a-4 under the Exchange Act, only derivative securities with characteristics identical to the derivative security reported (e.g., options with the same strike price and expiration date) would be deemed to be of the same class and subject to reporting.

In light of the above, the Partnership has consistently treated its four series of units of limited partnership as a single class of equity interests in the Partnership and widely refers, in its public filings and otherwise, to all four series as “OP units” generally. For example, the Partnership’s registration statement on Form S-4 filed with the Commission in connection with the formation of the Partnership as a public company (the “Formation Transactions”) states in relevant part: “The operating partnership will have two classes of units of limited partnership interest—operating partnership units and LTIP units. The operating partnership units will have four series—Series PR operating partnership units, Series ES operating partnership units, Series 60 operating partnership units and Series 250 operating partnership units.” Likewise, the Partnership’s agreement of limited partnership flatly states: “[T]he Partnership shall have two classes of Partnership Units, entitled “OP Units” and “LTIP Units”.”

Each series of OP Units has identical rights as to distributions, liquidation and rights as limited partners of the operating partnership. The four series vote together as a single class on all matters on which the holders of operating partnership units have the right to approve. The OP Units were originally issued in series only because the U.S. federal income tax consequences of the Formation Transactions to holders of OP Units were unique relative to the attributes of the particular property that such holders contributed to the Partnership in the Formation Transactions. These tax consequences do not form a part of the terms governing any series and affect only the original holders of the OP Units issued at the time of the Formation Transactions – there is no difference at all among the series in the hands of purchasers on the NYSE Arca or otherwise.

Accordingly, we believe the OP Units constitute a single class of securities for purposes of Rule 13e-4(f)(3) and confirm that the Partnership has not made any statements in its registration statement(s), organizational documents or periodic filings that contradict this conclusion.

3.	Please provide us with a brief legal analysis explaining the basis upon which the Offerors concluded that the tender offer did not constitute a Rule 13e-3 transaction, as defined in Rule 13e-3(a)(3). While we recognize the tender offer only seeks to acquire approximately 10% of the total number of outstanding OP units, Rule 13e-3 is applied on a class-by-class basis and certain transactions, such as the issuer tender offer, also may constitute the first step in a series of transactions that could result in application of the rule before one of the two specified going private effects is at risk of occurring.

Response to Comment No. 3

We respectfully submit that the Exchange Offer is not intended or expected to cause either of the effects described in Rule 13e-3(a)(3)(ii) and is not the first step in a series of transactions having a reasonable likelihood or a purpose of producing any of the effects enumerated in Rule 13e-3(a)(3)(ii).

Rule 13e-3 applies to certain transactions that have either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects specified in Rule 13e-3(a)(3)(ii), namely (omitting references relevant only for foreign private issuers):

                                      i.      causing any class of equity securities of the issuer that is subject to Section 12(g) or Section 15(d) of the Exchange Act to be held of record by less than 300 persons; or

                                    ii.      causing any class of securities of the issuer that is either listed on a national securities exchange or authorized to be quoted on an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

As an initial matter, the Exchange Offer is explicitly conditioned upon, among other things, the Partnership’s determination that the consummation of the Exchange Offer will not cause any OP Units to be delisted from the NYSE Arca or to be eligible for termination of registration under the Exchange Act. The Partnership confirms that it has no intention of (i) waiving this condition or (ii) seeking delisting or deregistration of any OP Units from the NYSE Arca.

In addition, as of June 16, 2014, there were over 4,000 record holders of just the publicly traded OP Units — treating, for this purpose, all units held through Depositary Trust Company as if held by a single record holder, although numerous banks and brokers hold units through this entity for their even more numerous clients. This number is well above the 300 person limitation in Rule 13e-3(a)(3)(ii)(A) as well as the 400 holder requirement for continued listing on NYSE Arca for purposes of Rule 13e-3(a)(3)(ii)(B). While the Exchange Offer, if consummated, can be expected to result in a nominal decrease in the number of holders (to the extent individual holders tender all of their OP Units and are not subject to any cutback or proration), the Partnership expects that following the Exchange Offer the number of record holders will remain significantly above 300 persons and the number of beneficial holders will remain significantly above 400, both across all series of OP Units as well as in any one series.

We are also pleased to respond to the Staff’s oral comment to us relating to financial information as required by Item 10 of Schedule TO and, particularly, summary financial information in accordance with Instruction 6 to Item 10 of Schedule TO. In response to the Staff’s comment, Amendment No. 1 as filed with the Commission today has been supplemented to include the information required by Item 1010(c) of Regulation M-A.

* * * * *

As requested in your letter, the Partnership has acknowledged to us, and granted us the authority to represent to the Commission on its behalf, that:

•	The Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the Partnership’s responses to the Comment Letter, please do not hesitate to contact the undersigned at (212) 813-8831.

Very truly yours,

/s/ Yoel Kranz, Esq.

Yoel Kranz, Esq.
Goodwin Procter LLP

cc:	Thomas N. Keltner, Jr., Executive Vice President & General Counsel

Empire State Realty Trust, Inc.

Ettore Santucci, Esq.

Goodwin Procter LLP